MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, Boston, Massachusetts 02199

Phone 617-954-5000

February 22, 2019

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:     Post-Effective Amendment No. 70 to Registration Statement on Form N-1A for MFS Series Trust XV (the "Trust”) on behalf of MFS Global Alternative Strategy Fund (the “Fund”) (File Nos. 2-96738 and 811-4253)

 Ladies and Gentlemen:

             On behalf of the above-mentioned Trust, this letter sets forth our responses to the remainder of your comments of February 13, 2019, on the above-referenced Post-Effective Amendment to the Registration Statement ("PEA"), filed on behalf of the Fund with the U.S. Securities and Exchange Commission (the "SEC") on December 27, 2018. The PEA for the Fund was filed to reflect the termination of a subadvisor that previously managed a portion of the Fund.

 General Comments

1.	Comment:	Please note that comments provided on disclosure in one section of the PEA apply to other sections that contain the same or substantially similar disclosure, as applicable.

Response:	We note that comments received on disclosure in one section apply to other sections of the PEA that contain the same or substantially similar disclosure, as applicable.

2.	Comment:	Please provide a completed fee table and expense example for the Fund at least five days prior to the effective date of the PEA.

Response:	A completed fee table and expense example for the Fund was provided via EDGAR as correspondence on February 14, 2019.

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Securities and Exchange Commission
February 22, 2019

3.	Comment:	The Principal Investment Strategies section of the Fund's prospectus states that MFS seeks to achieve a total rate of return for the Fund that meets or exceeds the Citigroup 1-Month T-Bill Index plus 2% to 4%, net of Fund expenses, over a "full market cycle." Please define a "full market cycle."

Response:
A full market cycle is generally considered to be a time period that includes both a bear market and a bull market. The length of a full market cycle varies significantly and cannot be defined by a set period of years; therefore, we respectfully decline to include such disclosure.

4.	Comment:	Given the use of "global" in the Fund's name, describe how the Fund will invest its assets so its holdings are tied economically to a number of countries throughout the world. See "Final Rule: Investment Company Names," Inv. Co. Act Rel. No. 24828 at n.42 (Jan. 17, 2001) (the "Adopting Release"). For example, consider adopting a policy that under normal circumstances the Fund will invest at least 40% of its assets in companies organized outside the United States or that conduct a substantial amount of business outside the United States.

Response:
We believe that the current principal investment strategies disclosure supports the use of the term "global" in the Fund's name. However, the following language will be added to provide additional information on the Fund's investment strategy:

“The fund normally has exposure to at least three different countries and typically has significant long and/or short exposure to foreign securities and foreign currencies.”

5.	Comment:	The Principal Risks section of the Fund's prospectus references “frontier markets” in the “Emerging Markets Risk” disclosure. Please discuss the Fund’s investments in frontier markets in the Principal Investment Strategies section and include a definition of frontier markets.

Response:
Investing in frontier markets is not a principal investment strategy of the Fund. As a result, we respectfully decline to amend the Principal Investment Strategies disclosure. However, we believe it is appropriate to include a reference to frontier markets in the “Emerging Markets Risk” disclosure given that frontier markets are a sub-set of emerging markets and comprise an element of emerging markets risk generally. We also note that frontier markets are generally defined in the Fund’s “Foreign Risk” prospectus disclosure as “emerging markets that are early in their development.”

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Securities and Exchange Commission
February 22, 2019

6.	Comment:	Please delete the new language added in the Performance Information section of the prospectus stating that performance information for periods prior to July 13, 2018, reflects periods when a subadvisor was responsible for managing a portion of the Fund, as this disclosure deviates from the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A and could be interpreted as a disclaimer of the Fund’s performance during periods of time when MFS served as the Fund's adviser and the Fund's principal investment strategies appear to be largely the same as the Fund's current principal investment strategies after the termination of the subadvisor.

Response:
We respectfully decline to delete the disclosure referenced above.  We believe it is important to communicate to investors that the Fund’s performance prior to July 13, 2018, reflects time periods when the Fund’s tactical allocation overlay was managed externally by a third party subadvisor as opposed to MFS, as the tactical overlay is used to actively manage the Fund's exposure to assets, markets, and currencies and can have a significant impact to the Fund's performance. The statement is not intended to disclaim the performance of the subadvisor. Rather, it is intended to put shareholders on notice that the performance history would have differed had MFS managed the tactical allocation overlay using its own proprietary quantitative models for the entire period in question.

7.	Comment:	In the introduction paragraph to Appendix A of the Fund's prospectus, please consider clarifying how an investor can determine whether their account is being maintained on an omnibus level with the Fund.

Response:	We will revise the introduction to Appendix A to include the following language:

"You should contact your financial intermediary if you have questions on the waivers and reductions that apply to your account and/or transaction type, including whether your account is maintained on an omnibus level with the fund by your financial intermediary."
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Securities and Exchange Commission
February 22, 2019

8.	Comment:	On page A-6 of the prospectus' Appendix A, the reinstatement privilege language was restated as of January 31, 2019. The presentation of the new disclosure below the old disclosure makes it difficult to determine the practical effect of the changes being presented. Please consider providing a "Plain English" description of how the reinstatement privilege has changed.

Response:
The changes to the reinstatement privilege disclosure were effective January 31, 2019. As a result, the disclosure describing the reinstatement privilege prior to January 31, 2019, has been deleted, which we believe alleviates any confusion relating to the current reinstatement privilege.

9.	Comment:	Please consider whether the foreign markets disclosure on page J-6 in "Appendix J – Investment Strategies and Risks" in the Fund's SAI should include additional language regarding the United Kingdom's pending departure from the European Union ("Brexit") and the pending phase out of the use of the London Interbank Offered Rate ("LIBOR").

Response:
We believe that the current risk disclosure included in the PEA sufficiently addresses the risks associated with the Fund's investments in the United Kingdom and the potential impacts of Brexit. We are considering potential disclosure changes with respect to the pending phase out of LIBOR.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Vice President and Senior Counsel
MFS Investment Management

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